# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ALKAMI TECHNOLOGY, INC., CIK 0001529274
CUSIP: 01644J108
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 5601 Granite Parkway, Suite 120, Plano, Texas (TX), 75024
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950142-22-000603
Filed by CIK 0001017645

## Reporting persons
- General Atlantic, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,673,196; sole dispositive power 0; shared dispositive power 9,673,196; aggregate amount beneficially owned 9,673,196 (9.6% of the class)
  Comment: Includes 27,878 shares held by Raphael Osnoss, who is an employee of General Atlantic Service Company, L.P. ("GASC"), solely for the benefit of GASC, which is controlled by the Partnership Committee (as defined below).
- General Atlantic (SPV) GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,645,318; sole dispositive power 0; shared dispositive power 9,645,318; aggregate amount beneficially owned 9,645,318 (9.6% of the class)
- General Atlantic Partners 100, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,645,318; sole dispositive power 0; shared dispositive power 9,645,318; aggregate amount beneficially owned 9,645,318 (9.6% of the class)
- General Atlantic (AL), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,645,318; sole dispositive power 0; shared dispositive power 9,645,318; aggregate amount beneficially owned 9,645,318 (9.6% of the class)
- General Atlantic Partners (Bermuda) EU, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,645,318; sole dispositive power 0; shared dispositive power 9,645,318; aggregate amount beneficially owned 9,645,318 (9.6% of the class)
- General Atlantic Partners (Lux) SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,645,318; sole dispositive power 0; shared dispositive power 9,645,318; aggregate amount beneficially owned 9,645,318 (9.6% of the class)
- General Atlantic GenPar, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,645,318; sole dispositive power 0; shared dispositive power 9,645,318; aggregate amount beneficially owned 9,645,318 (9.6% of the class)
- GAP Coinvestments III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,645,318; sole dispositive power 0; shared dispositive power 9,645,318; aggregate amount beneficially owned 9,645,318 (9.6% of the class)
- GAP Coinvestments IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,645,318; sole dispositive power 0; shared dispositive power 9,645,318; aggregate amount beneficially owned 9,645,318 (9.6% of the class)
- GAP Coinvestments V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,645,318; sole dispositive power 0; shared dispositive power 9,645,318; aggregate amount beneficially owned 9,645,318 (9.6% of the class)
- GAP Coinvestments CDA, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,645,318; sole dispositive power 0; shared dispositive power 9,645,318; aggregate amount beneficially owned 9,645,318 (9.6% of the class)
- General Atlantic GenPar (Lux) SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,645,318; sole dispositive power 0; shared dispositive power 9,645,318; aggregate amount beneficially owned 9,645,318 (9.6% of the class)
- General Atlantic (Lux) S.a r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,645,318; sole dispositive power 0; shared dispositive power 9,645,318; aggregate amount beneficially owned 9,645,318 (9.6% of the class)
- General Atlantic GenPar (Bermuda), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,645,318; sole dispositive power 0; shared dispositive power 9,645,318; aggregate amount beneficially owned 9,645,318 (9.6% of the class)
- GAP (Bermuda) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,645,318; sole dispositive power 0; shared dispositive power 9,645,318; aggregate amount beneficially owned 9,645,318 (9.6% of the class)

## Item 1. Issuer
Name of issuer: ALKAMI TECHNOLOGY, INC.
Address of issuer's principal executive offices: 5601 Granite Parkway, Suite 120, Plano, Texas 75024

## Item 2. Person Filing
Name of person filing:
This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) General Atlantic, L.P. ("GA LP");

(ii) General Atlantic (SPV) GP, LLC ("GA SPV");

(iii) General Atlantic Partners 100, L.P. ("GAP 100");

(iv) General Atlantic (AL), L.P. ("GA AL");

(v) General Atlantic Partners (Bermuda) EU, L.P. ("GAP Bermuda EU");

(vi) General Atlantic Partners (Lux) SCSp ("GAP Lux");

(vii) General Atlantic GenPar, L.P. ("GA GenPar");

(viii) GAP Coinvestments III, LLC ("GAPCO III");

(ix) GAP Coinvestments IV, LLC ("GAPCO IV");

(x) GAP Coinvestments V, LLC ("GAPCO V");

(xi) GAP Coinvestments CDA, L.P. ("GAPCO CDA");

(xii) General Atlantic GenPar (Lux) SCSp ("GA GenPar Lux");

(xiii) General Atlantic (Lux) S.a r.l. ("GA Lux");

(xiv) General Atlantic GenPar (Bermuda), L.P. ("GenPar Bermuda"); and

(xv) GAP (Bermuda) L.P. ("GAP Bermuda").

GAP 100, GAP Bermuda EU, GAP Lux are collectively referred to as the "GA Funds." GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA are collectively referred to as the "Sponsor Coinvestment Funds."
Address of principal business office or, if none, residence: The address of GAP Bermuda EU, GenPar Bermuda, and GAP (Bermuda) is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address of GAP Lux, GA GenPar Lux and GA Lux is 412F, Route d'Esch, L-1471 Luxembourg. The address of GAP 100, GA SPV, GA AL, GA GenPar, and GA LP and each of the Sponsor Coinvestment Funds is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055.
Citizenship: See Row (4) of each Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2024, the Reporting Persons owned the following number of shares of the common stock, par value $0.001 per share (the "common shares"), of Alkami Technology, Inc. (the "Company"):

(i) GA LP owned of record no common shares or 0.0% of the issued and outstanding common shares

(ii) GA SPV owned of record no common shares or 0.0% of the issued and outstanding common shares

(iii) GAP 100 owned of record no common shares or 0.0% of the issued and outstanding common shares

(iv) GAP AL owned of record 9,645,318 common shares or 9.6% of the issued and outstanding common shares

(v) GAP Bermuda EU owned of record no common shares or 0.0% of the issued and outstanding common shares

(vi) GAP Lux owned of record no common shares or 0.0% of the issued and outstanding common shares

(vii) GA GenPar owned of record no common shares or 0.0% of the issued and outstanding common shares

(viii) GAPCO III owned of record no common shares or 0.0% of the issued and outstanding common shares

(ix) GAPCO IV owned of record no common shares or 0.0% of the issued and outstanding common shares

(x) GAPCO V owned of record no common shares or 0.0% of the issued and outstanding common shares

(xi) GAPCO CDA owned of record no common shares or 0.0% of the issued and outstanding common shares

(xii) GA GenPar Lux owned of record no common shares or 0.0% of the issued and outstanding common shares

(xiii) GA Lux owned of record no common shares or 0.0% of the issued and outstanding common shares

(xiv) GenPar Bermuda owned of record no common shares or 0.0% of the issued and outstanding common shares

(xv) GAP (Bermuda) owned of record no common shares or 0.0% of the issued and outstanding common shares

The GA Funds and the Sponsor Coinvestment Funds share beneficial ownership of the common shares held of record by GA AL. The general partner of GA AL is GA SPV. The general partner of GAP Lux is GA GenPar Lux, and the general partner of GA GenPar Lux is GA Lux. The general partner of GAP Bermuda EU and the sole shareholder of GA Lux is GenPar Bermuda. GA LP, which is controlled by the Partnership Committee of GASC MGP, LLC (the "Partnership Committee"), is the managing member of GAPCO III, GAPCO IV, and GAPCO V, the general partner of GAPCO CDA, and is the sole member of GA SPV. GAP (Bermuda), which is also controlled by the Partnership Committee, is the general partner of GenPar Bermuda. The general partner of GAP 100 is GA GenPar, and the general partner of GA GenPar is GA LP. By virtue of the foregoing, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares that each owns of record. As of the date hereof, there are five members of the Partnership Committee. Each of the members of the Partnership Committee disclaims ownership of the common shares reported herein except to the extent that he has a pecuniary interest therein. The name, the address and the citizenship of each of the members of the Partnership Committee as of the date hereof is attached hereto as Schedule A and is hereby incorporated by reference.

Raphael Osnoss, an employee of GASC and director of the Company, holds 27,878 common shares solely for the benefit of GASC, which is controlled by the Partnership Committee.

Amount Beneficially Owned:

By virtue of the relationships described above, each of the Reporting Persons may be deemed to beneficially own the common shares indicated on Row (9) of such Reporting Person's cover page.
Percent of class:
See Row (11) of each Reporting Person's cover page.

All calculations of percentage ownership herein are based on an aggregate of 100,496,654 common shares reported by the Company to be outstanding following the closing of a secondary public offering as reflected in the Company's prospectus supplement on Form 424B7, filed with the U.S. Securities and Exchange Commission on November 8, 2024.

9.6%
Sole power to vote or to direct the vote: See Row (5) of each Reporting Person's cover page.
Shared power to vote or to direct the vote: See Row (6) of each Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Row (7) of each Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Row (8) of each Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2, which states the identity of the members of the group filing this Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Act (previously filed).
https://www.sec.gov/Archives/edgar/data/1017645/000095014222000603/eh220223354_13g-alkami.htm

## Signatures
- General Atlantic, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director (02/10/2025)
- General Atlantic (SPV) GP, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its sole member (02/10/2025)
- General Atlantic Partners 100, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., the general partner of General Atlantic GenPar, L.P., its general partner (02/10/2025)
- General Atlantic (AL), L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., the sole member of General Atlantic (SPV) GP, LLC, its general partner (02/10/2025)
- General Atlantic Partners (Bermuda) EU, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Ltd, GP of GAP (Bermuda) L.P., GP of General Atlantic GenPar (Bermuda), L.P, its general partner (02/10/2025)
- General Atlantic Partners (Lux) SCSp: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A of General Atlantic (Lux) S.a r.l., GP of General Atlantic GenPar (Lux) SCSp, its general partner (02/10/2025)
- General Atlantic Partners (Lux) SCSp: /s/ William Blackwell, William Blackwell, Manager B of General Atlantic (Lux) S.a r.l., GP of General Atlantic GenPar (Lux) SCSp, its general partner (02/10/2025)
- General Atlantic GenPar, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its general partner (02/10/2025)
- GAP Coinvestments III, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (02/10/2025)
- GAP Coinvestments IV, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (02/10/2025)
- GAP Coinvestments V, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (02/10/2025)
- GAP Coinvestments CDA, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its general partner (02/10/2025)
- General Atlantic GenPar (Lux) SCSp: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A of General Atlantic (Lux) S.a r.l., its general partner (02/10/2025)
- General Atlantic GenPar (Lux) SCSp: /s/ William Blackwell, William Blackwell, Manager B of General Atlantic (Lux) S.a r.l., its general partner (02/10/2025)
- General Atlantic (Lux) S.a r.l.: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A (02/10/2025)
- General Atlantic (Lux) S.a r.l.: /s/ William Blackwell, William Blackwell, Manager B (02/10/2025)
- General Atlantic GenPar (Bermuda), L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, the general partner of GAP (Bermuda) L.P., its general partner (02/10/2025)
- GAP (Bermuda) L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, its general partner (02/10/2025)